SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER the SECURITIES EXCHANGE ACT OF 1934

ERF Wireless, Inc.

(Name of Issuer)

$.001 PAR VALUE COMMON STOCK

(Title of Class of Securities)

26884K200

(CUSIP Number)

Dennis J. Batteen

12923 Fairway Drive

Aberdeen, South Dakota 57401

(605) 226-2731

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 26884K200		13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis J. Batteen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,253(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,253(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,253(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSONS IN
(1)	Includes $.001 Par Value Common Stock owned directly by Dennis J. Batteen, and $.001 Par Value Common Stock owned by persons and entities that Mr. Batteen may be attributed beneficial ownership of: Dennis J. Batteen IRA (0.5%); Dennis J. Batteen Roth IRA (1.1%); Dennis J. Batteen Living Trust (0.3%); and Linda K. Batteen IRA (0.04%). Mr. Batteen disclaims any beneficial ownership of these securities except to the extent of his pecuniary interest therein.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (“Schedule 13D”) relates to the $.001 Par Value Common Stock (the “Common Stock”), of ERF Wireless, Inc., a Nevada Corporation (the “Issuer”), with a principal executive office of 2911 South Shore Boulevard, Suite 100, League City, Texas 77573.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Dennis J. Batteen, an individual (the “Reporting Person”).
(b)	The residence address of the Reporting Person is 12923 Fairway Drive, Aberdeen, South Dakota 57401.
(c)	The present principal occupation of the Reporting Person is a self-employed business investor, whose business address is 14 Second Avenue SE, Aberdeen, South Dakota 57401.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Dennis J. Batteen is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds for Dennis J. Batteen’s purchase of 91,950 shares of Common Stock was $249,997 personal funds.

On September 28, 2011, an additional 10,000 shares of Common Stock was acquired by Dennis Batteen as partial consideration for a bridge loan granted by Dennis Batteen and two other individuals to the Issuer. The two other lending individuals also each received 10,000 shares of Common Stock. The aggregate amount of the loan was $300,000, and accrued interest at the annual rate of 18%. The loan was paid off in full in December 2011.

The source of funds for Dennis J. Batteen’s IRA’s (self-directed) purchase of 11,004 shares of Common Stock was $45,969 personal funds.

The source of funds for Dennis J. Batteen’s Roth IRA’s (self-directed) purchase of 23,288 shares of Common Stock was $205,302 personal funds.

The source of funds for Dennis J. Batteen Living Trust, Dennis J. Batteen Trustee purchase of 6,200 shares of Common Stock was $121,819 personal funds.

The source of funds for Linda K. Batteen IRA’s (self-directed) purchase of 811 shares of Common Stock was $12,522 personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The 91,950 shares of Common Stock directly held by Dennis Batteen, the 11,004 shares of Common Stock held by Dennis Batteen IRA, the 23,288 shares of Common Stock held by Dennis Batteen Roth IRA, the 6,200 shares of Common Stock held by Dennis J. Batteen Living Trust, and the 811 shares of Common Stock held by Linda K. Batteen IRA are held for investment purposes.

The 10,000 shares of Common Stock acquired by Dennis J. Batteen on September 28, 2011 were partial consideration for a loan granted by Dennis Batteen and two other individuals to the Issuer. The two other lending individuals also each received 10,000 shares of Common Stock. The aggregate amount of the loan was $300,000, and accrued interest at the annual rate of 18%. The loan was paid off in full in December 2011.

Concerning the Reporting Person:

(a)	the Reporting Person may acquire more Common Stock or dispose of Common Stock in the ordinary course as business and market conditions dictate;
(b)	the Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries;
(c)	the Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries;
(d)	the Reporting Person does not have any plans to attempt to change the members, or the number or term of the members of the Issuer’s Board of Directors;
(e)	the Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;
(f)	the Reporting Person does not have any plans or proposals that relate to or would result in any other material change in Issuer’s business or corporate structure;
(g)	the Reporting Person does not have any plans or proposals that relate to or would result in changes in Issuer’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Issuer by any person;
(h)	the Reporting Person does not have any plans or proposals that relate to or would result in the Common Stock being delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
(i)	the Reporting Person does not have any plans or proposals that relate to or would result in the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
(j)	the Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, Mr. Batteen may be deemed to beneficially own, in the aggregate, 143,253 shares (6.6%) of the Common Stock of the Issuer which consists of: (i) 101,950 shares (4.7%) owned by directly by Dennis J. Batteen; (ii) 11,004 shares (0.5%) owned by Dennis J. Batteen IRA (self-directed); (iii) 23,288 shares (1.1%) owned by Dennis J. Batteen Roth IRA (self-directed); (iv) 6,200 shares (0.3%) owned by Dennis J. Batteen Living Trust; and (v) 811 shares (0.04%) owned by Linda K. Batteen IRA (self-directed) (Linda K. Batteen is the spouse of Dennis J. Batteen). Mr. Batteen disclaims any beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Of this Common Stock, power to invest and vote is held as follows:

Mr. Batteen has sole power to vote and dispose of the 101,950 shares (4.7%) of the Common Stock held by Dennis J. Batteen. Mr. Batteen may be deemed to have sole power to vote and dispose of the 11,004 shares (0.5%) of the Common Stock held by Dennis J. Batteen IRA. Mr. Batteen may be deemed to have sole power to vote and dispose of the 23,288 shares (1.1%) of the Common Stock held by Dennis J. Batteen Roth IRA. Mr. Batteen may be deemed to have sole power to vote and dispose of the 6,200 shares (0.3%) of the Common Stock held by Dennis J. Batteen Living Trust. Linda K. Batteen is the spouse of Dennis J. Batteen, thus, Mr. Batteen may be deemed to have sole power to vote and dispose of the 811 shares (0.04%) of the Common Stock held by Linda K. Batteen IRA.

See the attached Schedule I for a listing of all transactions effected in the past sixty (60) days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2012	/s/ Dennis J. Batteen

Dennis J. Batteen

Schedule I

Transactions of Dennis J. Batteen:

		Number of	Average Price
Date	Security	Shares	Per Share
February 10, 2012	Common	1,900	$2.50
February 13, 2012	Common	2,071	$2.47
February 14, 2012	Common	450	$2.47
February 17, 2012	Common	2,000	$2.21
February 21, 2012	Common	10	$3.45
February 27, 2012	Common	2,000	$2.56
February 29, 2012	Common	200	$2.45
March 6, 2012	Common	4,200	$2.40
March 8, 2012	Common	4,210	$2.36
March 14, 2012	Common	1,000	$2.31
March 15, 2012	Common	2,000	$2.26
March 16, 2012	Common	4,000	$2.21
March 19, 2012	Common	2,000	$2.15
March 20, 2012	Common	2,324	$2.17